Exhibit 99.2

SUMMARY FINANCIAL AND OTHER OPERATING INFORMATION

The summary consolidated interim financial information of LATAM Airlines Group S.A (which we refer to as “LATAM,” the “Company,” the “parent” or “we”) set forth below as of March 31, 2025, and for the periods ended March 31, 2025 and 2024, has been derived from our unaudited interim consolidated financial statements for the three-month periods ended March 31, 2025 and 2024 and as of March 31, 2025, included as Exhibit 99.1 to this Form 6-K (which we refer to as the “unaudited interim consolidated financial statements”). Our unaudited interim consolidated financial statements are prepared in accordance with International Accounting Standard 34 (IAS 34), Interim Financial Reporting, as issued by the International Accounting Standards Board.

The following discussion of the Company’s results of operations for the three-month periods ended March 31, 2025 and 2024 should be read in conjunction with our unaudited interim consolidated financial statements and our annual report on Form 20-F for the fiscal year ended December 31, 2024, as filed with the SEC on March 13, 2025 (which we refer to as the “Form 20-F”) and, in particular, “Business Overview” and “Operating and Financial Review and Prospects” in the Form 20-F.

Management’s Discussion and Analysis of Financial Condition and Results of Operations as of and for the Three-Month Period Ended March 31, 2025

Net Income

For the three months ended March 31, 2025, we recorded a net profit of U.S.$356.6 million, of which U.S.$355.3 million is attributable to owners of the parent, which represents an increase in net income of U.S.$96.7 million and net income attributable to owners of the parent of U.S.$97.0 million, respectively, compared to U.S.$260.0 million of net income and U.S.$258.3 million of net income attributable to owners of the parent, for the same period ended March 31, 2024. Our net income for the three months ended March 31, 2025 was mainly explained by our strong performance during the industry’s high season in South America.

Revenue

For the three months ended March 31, 2025, total revenue increased 2.5% relative to the same period of the prior year, reaching U.S.$3,348.5 million. This was due to an increase of 1.6% in passenger revenues, and an increase of 9.8% in cargo revenues compared to the same period in 2024.

For the three months ended March 31, 2025, passenger revenue amounted to U.S.$2,942.9 million, a 1.6% increase compared to U.S.$2,897.8 million in passenger revenue recorded in the same period of the prior year. Our capacity increased by 7.3% compared to the same period in 2024, while revenue per available seat kilometer (“RASK”) reached U.S.$7.1 cents, reflecting a decrease of 5.3% as compared with the first quarter of 2024. This lower RASK is explained by foreign exchange rate depreciation and the capacity expansion, particularly in international operation. Despite the year-over-year decline, consolidated RASK was 2.0% higher than in the fourth quarter of 2024, reflecting sequential improvement in unit revenues.

For the three months ended March 31, 2025, cargo revenue was U.S.$405.6 million, 9.8% higher than the cargo revenue recorded in the same period of the prior year. Increasing unit revenue and capacity contributed to the additional revenue generated. Cargo capacity, measured in available ton kilometers (“ATK”), grew by 4.4%, while unit revenue, measured in revenues for ATK (“RATK”), increased by 5.2%, mainly driven by a stronger southbound demand from Europe and North America to South America.

Cost of Sales

For the three months ended March 31, 2025, our cost of sales increased by 0.2% compared to the same period of the prior year, to U.S.$2,399.9 million. This slight increase, despite the 7.3% increase in passenger operations, was the result of LATAM’s commitment to cost containment, partially supported by a decrease in jet fuel prices and the positive impact of foreign exchange rate effects associated particularly with the depreciation of the Brazilian real during the three-month period. The following table presents the breakdown by item, followed by the corresponding explanations below:

	Three months ended March 31,
	2025	2024	2025	2024	2025/2024 % change
	(in U.S.$ million)		(as a percentage of revenue)
Revenue	3,348.5	3,267.2	100.0%	100.0%	2.5%
Cost of sales	(2,399.9)	(2,393.9)	(71.7)%	(73.3)%	0.2%
Aircraft fuel	(974.0)	(1,024.4)	(29.1)%	(31.4)%	(4.9)%
Other rentals and landing fees	(382.3)	(386.6)	(11.4)%	(11.8)%	(1.1)%
Wages and benefits	(348.5)	(328.8)	(10.4)%	(10.1)%	6.0%
Depreciation and amortization	(356.0)	(306.3)	(10.6)%	(9.4)%	16.2%
Aircraft maintenance	(186.1)	(194.2)	(5.6)%	(5.9)%	(4.2)%
Passenger service	(84.4)	(76.1)	(2.5)%	(2.3)%	10.8%
Aircraft rentals expense(a)	0.0	(1.2)	—%	—%	(100.0)%
Other cost of sales	(68.7)	(76.3)	(2.1)%	(2.3)%	(10.0)%
____________________________
(a)	Aircraft rentals expense corresponds exclusively to LATAM group’s fleet PBH contracts. The aircraft rentals expense line item is used to account for the expenses associated with the group’s variable payments related to aircraft. During 2021, the Company amended its aircraft lease contracts to include lease payments based on PBH at the beginning of the contract and fixed-rent payments in future periods. For these contracts that contain an initial period based on PBH and then a fixed amount, a right of use asset and a lease liability were recognized at the date of modification of the contract. These amounts continue to be amortized over the contract term on a straight-line basis starting from the modification date of the contract. Therefore, as a result of the application of the lease accounting policy, the expenses for the year include both the lease expense for variable payments (Aircraft Rentals) as well as the expenses resulting from the amortization of the right of use assets (included in the Depreciation line) and interest from the lease liability (included in Lease Liabilities).

For the three months ended March 31, 2025, aircraft fuel expenses were U.S.$974.0 million, a 4.9%, or U.S.$50.4 million, decrease compared to U.S.$1,024.4 million in the same period in 2024. This decrease is driven by a 9.6% decrease in the average jet fuel price (including hedges) which more than offset a 5.1% increase in fuel consumption associated with the expansion of operations. Additionally, during the three months ended March 31, 2025, we recorded a U.S.$2.2 million loss from fuel hedges compared to a U.S.$19.1 million gain recorded during the same period in 2024.

For the three months ended March 31, 2025, other rentals and landing fees totaled U.S.$382.3 million, a 1.1%, or U.S.$4.3 million, decrease compared to U.S.$386.6 million in the same period in 2024. Despite increased international operations, this expense line was positively impacted by lower airport fees and handling costs, influenced by the effects of currency depreciation (particularly of the Brazilian real) and the reversal of certain provisions.

For the three months ended March 31, 2025, wages and benefits expense totaled U.S.$348.5 million, a 6.0%, or U.S.$19.7 million, increase compared to U.S.$328.8 million for the same period in 2024. This increase is mainly explained by the increase in the average headcount of the group, particularly in cabin crew, in line with the increase in passenger operations. This was partially offset by foreign exchange rate effects.

For the three months ended March 31, 2025, depreciation and amortization reached U.S.$356.0 million, a 16.2%, or U.S.$49.7 million, increase compared to U.S.$306.3 million in the same period in 2024, mainly explained by an increase in the number of aircraft in our fleet during this period, including newer aircraft.

For the three months ended March 31, 2025, aircraft maintenance totaled U.S.$186.1 million, a 4.2%, or U.S.$8.1 million, decrease compared to U.S.$194.2 million in the same period in 2024. Despite increased operations, this expense line was positively impacted by the reversal of maintenance provisions.

For the three months ended March 31, 2025, passenger service totaled U.S.$84.4 million, a 10.8%, or U.S.$8.3 million, increase compared to U.S.$76.1 million in the same period in 2024, which is primarily explained by a 3.6% increase in the number of passengers carried during the period, mainly on international flights.

For the three months ended March 31, 2025, aircraft rentals reached U.S.$0.0 million, a 100.0%, or U.S.$1.2 million, decrease compared to U.S.$1.2 million in the same period in 2024. This decrease is mainly explained by the expiration of all power-by-the-hour (“PBH”) contracts for aircraft. The aircraft rentals expense line item includes costs associated with lease payments based on PBH for contracts that have been modified to that structure. The aircraft rentals expense line item is used to account for the expenses associated with the group’s variable payments related to aircraft.

For the three months ended March 31, 2025, other cost of sales reached U.S.$68.7 million, a 10.0%, or U.S.$7.6 million, decrease compared to U.S.$76.3 million in the same period in 2024, principally due to reduced costs related to aircraft scrap materials.

As a result of the above, gross margin (defined as total revenue minus cost of sales) as of March 31, 2025, totaled a gain of U.S.$948.6 million, compared to a gain of U.S.$873.3 million as of March 31, 2024.

Other Consolidated Results

For the three months ended March 31, 2025, other income totaled U.S.$62.1 million, a 14.8% increase compared to the same period in 2024. This year-over-year growth is primarily driven by higher revenues from tour services and warehousing activities.

For the three months ended March 31, 2025, distribution costs totaled U.S.$135.0 million, a 14.7%, or U.S.$23.3 million, decrease compared to the same period in 2024, mostly attributed to an increase in digital direct sales.

For the three months ended March 31, 2025, administrative expenses totaled U.S.$191.8 million, a 2.3%, or U.S.$4.4 million, increase compared to the same period in 2024, mainly due to the increase in headcount.

For the three months ended March 31, 2025, other expenses totaled U.S.$131.5 million, a 6.7%, or U.S.$9.5 million, decrease compared to the same period in 2024, mainly as a result of lower costs related to contingencies.

For the three months ended March 31, 2025, financial income totaled U.S.$33.1 million, a 5.1%, or U.S.$1.6 million, increase compared to the same period in 2024, mainly as a result of a higher level of cash and cash equivalents balance and amount invested compared to the same period of 2024.

For the three months ended March 31, 2025, financial costs totaled U.S.$151.7 million, a 20.7%, or U.S.$39.7 million, decrease compared to the same period in 2024, mainly explained by the interest rate savings obtained from the refinancing of our 2027 Notes completed in October 2024.

For the three months ended March 31, 2025, foreign exchange gains (losses) totaled U.S.$75.1 million in losses, a 289.6%, or U.S.$114.7 million, decrease compared to the same period in 2024, mainly as a result of the appreciation of the Brazilian real compared to December 31, 2024.

For the three months ended March 31, 2025, other gains and losses amounted to U.S.$5.9 million in gains, compared to a loss of U.S.$46.4 million in 2024, principally explained by the impact of early termination of operating leases due to the acquisition of six aircraft during the period, and partially offset by labor contingencies in Argentina.

For the three months ended March 31, 2025, income tax cost totaled U.S.$7.6 million, a 49.8%, or U.S.$7.5 million, decrease compared to the same period in 2024, mainly as a result of higher income in the quarter and the limitation on the use of tax losses in some countries where we operate.

Liquidity and Cash Flow from Operating Activities

Additionally, by the end of the first quarter of 2025, we reported U.S.$2,146.3 million in cash and cash equivalents. In addition, as of March 31, 2025, we had U.S.$1,575 million in available and undrawn revolving credit facilities.

During the three months ended March 31, 2025, we also registered positive net cash flow from operating activities of U.S.$678.3 million, compared to an inflow of U.S.$458.1 million during the same period of 2024.

As of March 31, 2025, we had consolidated fleet debt (operational leases and finance leases) of U.S.$4.3 billion, as well as non-fleet debt of U.S.$2.8 billion, resulting in total gross debt of U.S.$7.1 billion.

FORWARD-LOOKING STATEMENTS

This report contains forward-looking statements within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such statements may include words such as “may,” “will,” “expect,” “intend,” “anticipate,” “estimate,” “project,” “believe” or other similar expressions. Forward-looking statements are statements that are not historical facts, including statements about our beliefs and expectations. These statements are based on LATAM’s current plans, estimates and projections and, therefore, you should not place undue reliance on them. Forward-looking statements involve inherent known and unknown risks, uncertainties and other factors, many of which are outside of LATAM’s control and difficult to predict. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors and uncertainties include in particular those described in the documents we have filed with the SEC. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them, whether in light of new information, future events or otherwise.